UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT SOLICITATION STATEMENT

SCHEDULE 14A INFORMATION

Consent Solicitation Statement Pursuant to Section 14(a) Securities

Exchange Act of 1934

Filed by the Registrant	/ /

Filed by a party other than the Registrant	/X/

Check the appropriate box:

/X/	Preliminary Consent Solicitation Statement

/ /	Confidential, for Use of the Commission Only
(as permitted by Rule 14a-6(e)(2))

/ /	Definitive Consent Solicitation Statement

/ /	Definitive Additional Materials

/ /	Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV

(Name of Registrant as Specified in Its Charter)

Park G.P., Inc.

(Name of Person(s) Filing Consent Solicitation Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

/X/	No fee required

/ /	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1)	Title of each class of securities to which transaction applies:
(2)	Aggregate number of securities to which transactions applies:
(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)
(4)	Proposed maximum aggregate value of transaction:
(5)	Total Fee paid:

/ /	Fee paid previously with preliminary materials

/ /

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount previously paid:
(2)	Form, Schedule or Registration Statement No.:
(3)	Filing party:
(4)	Date filed:

PRELIMINARY COPY

Park G.P., Inc.

104 Armour Road

North Kansas City, Missouri 64116

March __, 2006

Dear Fellow Limited Partner:

Enclosed is a Solicitation of Consents seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Boston Financial Qualified Housing Tax Credits L.P. IV, a Massachusetts limited partnership (the "Partnership"), to remove the current general partners and to elect Everest Housing Management, LLC, a California limited liability company ("Everest"), as the successor general partner of the Partnership.

The goal of Park in soliciting the Consents is to elect Everest as the successor general partner of the Partnership so that Everest can:

•

sell and liquidate local limited partnership interests, which it believes would maximize cash distributions to the Limited Partners and limit the negative tax consequences to the Limited Partners – the current general partners have sold assets in a manner that we believe has not been in the best interest of the Limited Partners. In one instance, the current general partners paid cash to sell a local limited partnership and created taxable income for the Limited Partners with no cash distribution to the Limited Partners;

•

take actions that would, in its opinion, stop wasting the Partnership's cash on needless litigation that seeks to protect the current managing general partner from being required to provide books and records to the Limited Partners as required by law and under the Partnership's partnership agreement – the current general partners are spending Partnership money on at least two such lawsuits. In one of these two cases, the lawsuit was brought by Park to enforce its right to obtain the Partnership's books and records, which the Partnership still has not provided as required by the limited partnership agreement and a Massachusetts limited partnership statute;

•

remove the current general partner's affiliate as general partner of Leawood. Months ago a meeting was properly demanded to vote on this issue and the current managing general partner has still not called the meeting as we believe is required under the partnership agreement;

•

respond quickly and reasonably to limited partners' requests made in accordance with the partnership agreement – we believe the current general partners have repeatedly violated the partnership agreement by not scheduling properly requested meetings or sending out properly requested ballots as required under the partnership agreement; and

•

review historical general and administrative costs as required by the Partnership's limited partnership agreement and attempt to reduce these costs – the current general partners have refused to provide us with any records justifying the amounts that they have charged compared to the amounts that independent parties would charge.

We urge you to carefully read the enclosed Consent Solicitation Statement to vote your interests. Your vote is important. Failure to vote, abstentions and broker non-votes will have the same effect as a vote against the Proposal. To be sure your vote is represented, please sign, date and return the enclosed GREEN Consent of Limited Partner form as promptly as possible in the enclosed, prepaid envelope. If you have any questions, please contact The Altman Group, Inc. who is assisting us in this solicitation toll-free at: (800) 761-6532.

Very Truly Yours,

Park G.P., Inc.

PRELIMINARY COPY

SOLICITATION OF CONSENTS

of

LIMITED PARTNERS

of

Boston Financial Qualified Housing Tax Credits L.P. IV

by

Park G.P., Inc.

a Missouri corporation

March __, 2006

CONSENT SOLICITATION STATEMENT

Park G.P., Inc., a Missouri corporation, is a limited partner of the Partnership ("Park"). Park is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Boston Financial Qualified Housing Tax Credits L.P. IV, a Massachusetts limited partnership (the "Partnership"), to remove the current general partners and to elect Everest Housing Management, LLC, a California limited liability company ("Everest") as the successor general partner of the Partnership. Additional information concerning the participants in this solicitation is set forth under the headings "Information Concerning the Participants."

The election of Everest as a general partner is conditioned upon the approval of the removal of the current general partners. If the current general partners are removed and the Limited Partners do not approve electing Everest as the successor general partner, Park will initiate an additional consent solicitation to elect a general partner. Upon removal of the current general partners of the Partnership pursuant to this solicitation of Consents, Everest, as the successor general partner, intends to continue the partnership in accordance with Section 8.1.2 of the Partnership’s Amended and Restated Agreement of Limited Partnership dated as of April 20, 1989 (the "Partnership Agreement"). At such time, the Partnership must purchase each general partner's interest in the Partnership for a price equal to its fair market value, as determined by appraisal pursuant to Section 6.6, and Everest intends to purchase the general partnership interest from the Partnership.

This Consent Solicitation Statement and the accompanying GREEN Consent of Limited Partners form are first being mailed to Limited Partners on or about March 8, 2006. Limited Partners who are record owners of ownership interests in the Partnership ("Limited Partnership Interests") as of March 8, 2006 (the "Record Date") may execute and deliver a Consent. A beneficial owner of Limited Partnership Interests who is not the record owner of such Limited Partnership Interests must arrange for the record owner of such Limited Partnership Interests to execute and deliver a Consent form that reflects the vote of the beneficial owner. The participants (the "Participants") in this solicitation are Park, Everest, Paco Development, L.L.C. ("Paco"), Anise, L.L.C. ("Anise"), Bond Purchase, L.L.C. ("Bond Purchase"), McDowell Investments, L.P. ("McDowell") and Everest Housing Investors 2, LP ("EHI2"). Additional information concerning the Participants in this solicitation is set forth under the headings "Information Concerning the Participants."

In reviewing this Consent Solicitation Statement, please consider the following:

•

The Partnership's current general partners are marketing several of the Partnership's local limited partnership interests. Everest, as the successor general partner, would consider opportunities to maximize the value of the local limited partnership interests on a basis to maximize cash distributions to the Limited Partners and limit the negative tax consequences to the Limited Partners. Because we have not been given access to the local limited partnership agreements, at this time Everest does not have any specific plans to achieve these objectives.

•

The current general partners indicated in the Partnership's most recent 10-K filing with the Securities Exchange Commission (the "SEC") that it had entered into contracts for the disposition of 10 of the remaining 15 local limited partnership assets and was marketing for sale other remaining assets. Park raised questions about the disposition of assets without limited partner approval. Without explanation, the Partnership's subsequent 10-Q filings with the SEC indicated there were only five contracts for sale.

•

Everest, as the successor general partner, would generally be entitled to the same fees and interests as previously paid to the current general partners, including at least a 1% interest in all profits and losses and distributions, as well as liquidation proceeds of the Partnership.

•

Park, Everest and the other Participants in this Consent Solicitation hold an aggregate of approximately 20,555.5 Limited Partnership Interests, or approximately 30.2% of the total outstanding Limited Partnership Interests. The Participants will vote all such Limited Partnership Interests in favor of the Proposal in this Consent Solicitation Statement.

Considerations other than those identified, such as investment and tax considerations, exist which should be weighed in replacing the current general partners with Everest. Limited Partners are advised to read this entire Consent Solicitation Statement carefully and to consult with their investment and tax advisors before making a decision whether or not to consent. Please note that Park can give no assurance that limited partner value will be increased by the election of Everest as the successor general partner. Your vote is important. Failure to vote will have the same effect as a vote against the Proposal.

In the event the consent solicitation is unsuccessful, the participants may conduct future consent solicitations or acquire additional Units in the future through private purchases, through one or more tender or exchange offers or by any other means deemed advisable by the Participants. In determining from time to time whether to sell (either directly or by a sale of one or more interests in the Participants) any Units held (and in what amounts) or to retain such securities, the Participants will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Participants.

The Consents are solicited upon the terms and subject to the conditions of this Consent Solicitation Statement and the accompanying form of Consent. Removal of the current general partners and the election of Everest as the successor general partner requires the consent of the record holders of a majority of the outstanding Limited Partnership Interests of the Limited Partners (the "Required Consents"). If Park receives the Required Consents, Park and Everest will complete the necessary requirements to become the successor general partner, as provided in the Partnership Agreement, will promptly continue the Partnership and will send written notice of all actions taken as a result of the Consents of the Limited Partners.

THIS SOLICITATION IS BEING MADE BY PARK AND NOT ON BEHALF OF THE PARTNERSHIP. CONSENTS SHOULD BE DELIVERED IN THE ENCLOSED POSTAGE PAID ENVELOPE TO THE ALTMAN GROUP, INC. (PARK'S SOLICITATION AGENT). PLEASE DO NOT SEND YOUR CONSENT TO THE PARTNERSHIP.

YOUR CONSENT IS IMPORTANT. PLEASE VOTE TODAY!

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS SOLICITATION OF CONSENTS EXPIRES NO LATER THAN 11:59 P.M. EASTERN TIME ON MAY 31, 2006, UNLESS EXTENDED.

PROPOSAL AND SUPPORTING STATEMENT

The Limited Partners are being asked to approve by written consent (the "Proposal") the removal of all of the current general partners, which the Partnership's most recent 10-K indicates are currently Arch Street VIII, Inc., the managing general partner, and Arch Street IV Limited Partnership and the election of Everest as the successor general partner of the Partnership.

The Partnership's current general partners are liquidating several of the Partnership's local limited partnership interests. Park believes that Everest will more wisely maximize the value of Local Limited Partnership interests to maximize cash distributions to the Limited Partners and limit the negative tax consequences to the Limited Partners than the Partnership's current managing general partner. Park believes Everest will not waste the Partnership's cash on needless litigation, as is the case with the current managing general partner, who is seeking to avoid providing books and records to limited partners as required by a Massachusetts limited partnership statute and under the Partnership Agreement. The current managing general partner has spent Partnership money on at least two lawsuits with several participants in this solicitation, as described in this Consent Solicitation Statement. The current managing general partners filed the first suit against two of the participants seeking a declaratory judgment and other relief. Park filed the second lawsuit to enforce its rights to obtain the books and records.

Park believes that removing the current general partners and electing Everest as the successor general partner will provide the Limited Partners with the best potential to maximize the potential returns to the Limited Partners. Park does not control Everest, is not under common control with Everest and is not controlled by Everest, and therefore Park cannot give any assurances that Everest, if elected, will take any of the foregoing actions. Park also cannot give any assurances that limited partner value will be increased by the election of Everest as the successor general partner. However, Park believes that Everest will do a much better job of managing the Partnership in the best interests of the limited partners, because one of Everest’s affiliates has a significant limited partnership interest in the Partnership (6.3%) and Everest does not have the conflicts of interest that the current general partners appear to have.

Admission of Successor General Partner

If the Required Consents are obtained to remove the current general partners and elect Everest as the successor general partner, the current general partners will not retain any of the rights, powers or authority accruing to the general partner following their removal as general partners; provided, however, that the Partnership must purchase the former general partners’ interest in the Partnership at its fair value as provided in Section 6.6 of the Partnership Agreement, with the fair value determined by two independent appraisers, one selected by the former general partners and one by the Partnership. If such appraisers are unable to agree on the value, the appraisers must jointly appoint a third independent appraiser whose determination is binding. The cost of the third appraiser is shared equally by the former general partners and the Partnership. The purchase price will be payable by a promissory note bearing interest at the prime rate per annum, with the principal payable in five equal annual installments and accrued interest payable quarterly. If the Required Consents are obtained, Everest, as the new successor general partner, will then purchase the current general partners' interest in the Partnership promptly after the determination of fair market value of the former general partners' interest at the same price and in the same manner, including the five annual principal installments and quarterly interest payments accruing at the prime rate, as the purchase of the current general partners' interests.

Everest, as the successor general partner, will be entitled to a 1% interest in all profits, losses and distributions of the Partnership; and will be entitled to collect the same fees currently payable to the current general partners. Everest will review and evaluate the performance of current property managers to decide which property managers to retain and which to replace.

Everest has indicated its desire to become the successor general partner as long as there is no material adverse change in the Partnership, such as bankruptcy, foreclosure or other material impairments on the value or operations of the Partnership’s assets. Everest has reserved the right to withdraw before admission as the successor general partner in the event of a material adverse change in the Partnership.

VOTING PROCEDURE FOR LIMITED PARTNER

Distribution and Expiration Date of Solicitation

Limited Partners who are record owners of Limited Partnership Interests as of March 8, 2006 (the "Record Date") may execute and deliver a Consent. A beneficial owner of Limited Partnership Interests who is not the record owner of such Limited Partnership Interests must arrange for the record owner of such Limited Partnership Interests to execute and deliver to The Altman Group, Inc. ("The Altman Group"), our solicitation agent, a Consent form that reflects the vote of the beneficial owner.

This solicitation of Consents will expire at 11:59 p.m. Eastern Time on the earlier to occur of the following dates (the "Expiration Date"): (i) May 31, 2006 or such later date to which Park determines to extend the solicitation and (ii) the date Park determines the Required Consents are received. Park reserves the right to extend this solicitation of Consents for such period or periods as it may determine in its sole discretion from time to time; provided, however that it will not extend this solicitation past February 1, 2007. Any such extension will be followed as promptly as practicable by press release or by written notice to the Limited Partners. During any extension of this solicitation of Consents, all Consents delivered to The Altman Group will remain effective, unless validly revoked or changed by a later dated Consent or proper notice delivered to The Altman Group prior to the Expiration Date.

Park reserves the right for any reason to terminate the solicitation of Consents at any time prior to the Expiration Date by giving written notice of such termination to the Limited Partners.

Voting Procedures and Required Consents

The Consent of Limited Partner form included with this Consent Solicitation Statement is the ballot to be used by Limited Partners to cast their votes. Limited Partners should mark the box adjacent to the Proposal indicating that the Limited Partner votes "For" or "Against" the Proposal, or wishes to "Abstain." All Consents that are properly completed, signed and delivered to The Altman Group, not validly revoked prior to the Expiration Date, will be given effect in accordance with the specifications thereof. If none of the boxes on the Consent is marked, but the Consent is otherwise properly completed and signed, the Limited Partner delivering such Consent will be deemed to have voted "For" the Proposal.

The Proposal requires the consent of the record holders of a majority of the Limited Partnership Interests of the Limited Partners (the "Required Consents"). Accordingly, adoption of the Proposal requires the receipt without revocation of the Required Consents indicating a vote "For" the Proposal. Park is seeking approval of the Proposal. The failure of a Limited Partner to deliver a Consent or a vote to "Abstain" will have the same effect as if such Limited Partner had voted "Against" the Proposal. Limited Partnership Interests not voted on Consents returned by brokers, banks or nominees will have the same effect as Limited Partnership Interests voted against the Proposal.

If Limited Partnership Interests to which a Consent relates are held of record by two or more joint holders, all such holders should sign the Consent, unless the Limited Partnership Interests are held as tenants in common, in which case all such holders must sign. If a Consent is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the Consent form appropriate evidence of authority to execute the Consent. In addition, if a Consent relates to less than the total number of Limited Partnership Interests held in the name of such Limited Partner, the Limited Partner must state the number of Limited Partnership Interests recorded in the name of such Limited Partner to which the Consent relates. If a Consent is executed by a person other than the record owner, then it must be accompanied by a valid proxy duly executed by the record owner.

All questions as to the validity, form and eligibility (including time of receipt) regarding consent procedures will be determined by Park in its sole discretion, which determination will be conclusive and binding, subject to the judgments of courts of competent jurisdictions. Park reserves the right to reject any or all Consents that are not in proper form. Park also reserves the right to waive any defects, irregularities or conditions of delivery as to particular Consents. Unless waived, all such defects or irregularities in connection with the delivery of Consents must be cured within such time as Park determines. Neither Park nor any of its affiliates or any other persons shall be under any duty to give any notification of any such defects, irregularities or waivers, nor shall any of them incur any liability for failure to give such notification. Deliveries of Consents will not be deemed to have been made until any irregularities or defects therein have been cured or waived. The interpretations of the terms and conditions of this solicitation by Park shall be conclusive and binding.

Completion Instructions

Limited Partners are requested to complete, sign and date the GREEN Consent of Limited Partner form included with this Consent Solicitation Statement and mail, fax, hand deliver or send by overnight courier the original signed Consent to The Altman Group, Inc., 1200 Wall Street West, Lyndhurst, NJ 07071, Attn: Partnership Tabulation, Fax No.: (201) 460-0050.

Consents should be sent or delivered to The Altman Group, and not to the Partnership, at the address set forth on the back cover of this Consent Solicitation Statement. A prepaid, return envelope is included for your convenience.

Power of Attorney

Upon approval of the Proposal, Park will be expressly authorized to prepare any and all documentation and take any further actions necessary to implement the actions contemplated under this Consent Solicitation Statement with respect to the approved Proposal. Furthermore, each Limited Partner who votes for the Proposal described in this Consent Solicitation Statement, by signing the attached Consent, constitutes and appoints Park, acting through its officers and employees, as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement in connection with this Consent Solicitation Statement or in order to implement the approved Proposal, including the execution of an amendment to the Partnership Agreement to reflect Everest as the successor general partner of the Partnership. Everest will also be authorized to provide notice of the removal of the general partner under the Partnership Agreement, including determination of the effective date of removal.

Revocation of Consents

Consents may be revoked at any time prior to the Expiration Date, or a Limited Partner may change his vote on the Proposal, in accordance with the following procedures. For a revocation or change of vote to be effective, The Altman Group must receive prior to the Expiration Date a written notice of revocation or change of vote (which may be in the form of a subsequent, properly executed Consent) at the address set forth on the Consent. The notice must specify the name of the record holder of the Limited Partnership Interests and the name of the person having executed the Consent to be revoked or changed (if different), and must be executed in the same manner as the Consent to which the revocation or change relates or by a duly authorized person that so indicates and that submits with the notice appropriate evidence of such authority as determined by Park. A revocation or change of a Consent shall be effective only as to the Limited Partnership Interests listed on such notice and only if such notice complies with the provisions of this Consent Solicitation Statement.

Park reserves the right to contest the validity of any revocation or change of vote and all questions as to validity (including time of receipt) will be determined by Park, subject to the provisions of the Partnership Agreement, as well as state and federal law.

No Dissenters’ Rights of Appraisal

Under the Partnership Agreement and Massachusetts law, Limited Partners do not have dissenters’ rights of appraisal in connection with the Proposal.

Solicitation of Consents

Neither the Partnership nor the current general partners are participants in this solicitation of Consents. Park, Anise, Paco, Bond Purchase, McDowell, Everest and EHI2 are the only Participants in the solicitation. Park will initially bear all costs of this solicitation of Consents, including fees for attorneys, the solicitor and the tabulator and the cost of preparing, printing and mailing this Consent Solicitation Statement. Park shall seek reimbursement for such costs from the Partnership to the extent allowed under the Partnership Agreement and applicable law. Consents may be solicited by mail, facsimile, telephone, e-mail, telegraph, in person and by advertisements. Solicitations may be made by certain directors, officers and employees of the Participants, none of whom will receive additional compensation for such solicitation.

Park has engaged The Altman Group, a proxy solicitation firm, to assist Park with the solicitation and consent tabulation, including assistance in managing the solicitation campaign, drafting solicitation materials and examining and tabulating the consents. It is anticipated that The Altman Group will employ approximately 12 persons to solicit the Limited Partners. Park expects The Altman Group total fees to be approximately $6,000 plus reasonable expenses. The total fees and expenses to be incurred by Park in connection with this solicitation are estimated to be $30,000. Park has incurred fees and expenses in connection with this solicitation as of March 8, 2006 of approximately $10,000.

Limited Partners are encouraged to contact The Altman Group, who is assisting Park with the solicitation process at the telephone number set forth on the back cover of this Consent Solicitation Statement with any questions regarding this solicitation of Consents and with requests for additional copies of this Consent Solicitation Statement and form of Consent.

INFORMATION CONCERNING THE PARTICIPANTS

The Participants in this solicitation are Everest, EHI2, Park, Paco, Anise, Bond Purchase and McDowell.

Everest is a California limited liability company that will be formed for the purpose of becoming the general partner of the Partnership. The principal office of Everest will be 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101. Everest's sole member will be EHI2, and its manager will be Everest Properties, Inc., a California corporation (“Everest Properties”), which is the general partner of EHI2.

EHI2 is a California limited partnership that was formed in 2000 to invest in limited partnerships that produce or used to produce tax credits for their limited partners, such as the Partnership. The general partner of EHI2 is Everest Properties, a California corporation organized in 1994 that invests in and serves as the general partner of limited partnerships holding real estate investment properties. EHI2 holds 4,279 Units of the Partnership, or 6.3%. Everest Properties, EHI2 and their affiliated investment funds have invested over two hundred million dollars in over four hundred partnership since 1996. Everest Properties’ affiliates own or operate over 3700 apartment units owned by various limited partnerships in fourteen states. EHI2 has no officers or employees. The following are the resumes of Everest Properties’ directors and officers, who will also be the directors and officers of Everest. The principal office of Everest Properties and EHI2, and the business address of each of the directors and officers, is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101; telephone (626) 585-5920.

W. Robert Kohorst. Mr. Kohorst has been the President of Everest Properties since 1994. He is a lawyer by profession. From 1984 through 1990, Mr. Kohorst was the President of the Private Placement Group for Public Storage, Inc., a national U.S. real estate syndicator. Mr. Kohorst's responsibilities included all structuring, marketing, investor services and accounting services for private placement syndications for Public Storage, Inc., and its affiliates. Upon leaving Public Storage, Inc. in 1990, Mr. Kohorst was the Chief Executive Officer and principal of two businesses, Tiger Shark Golf, Inc., a golf equipment manufacturer, and Masquerade International, Inc., a manufacturer of costumes. In 1991 Mr. Kohorst co-founded KH Financial, Inc., which engaged in the acquisition of general partner interests, real estate companies and related assets. Mr. Kohorst holds a Juris Doctor from the University of Michigan and a Bachelor of Science degree in accounting from the University of Dayton.

David I. Lesser. Mr. Lesser has been the Executive Vice President of Everest Properties since 1996. He is a lawyer by profession. From 1979 through 1986, Mr. Lesser practiced corporate and real estate law with Kadison, Pfaelzer, Woodard, Quinn & Rossi and Johnsen, Manfredi & Thorpe, two prominent Los Angeles law firms. From 1986 through 1995, Mr. Lesser was a principal and member of Feder, Goodman & Schwartz and its predecessor firm, co-managing the firm's corporate and real estate practice. Between 1990 and 1992, Mr. Lesser was counsel to Howard, Rice, Nemerovski, Robertson, Canady & Falk. Mr. Lesser holds a Juris Doctor from Columbia University and a Bachelor of Arts degree from the University of Rochester.

Christopher K. Davis. Mr. Davis is a Vice President and the General Counsel of Everest Properties, which he joined in 1998. He is a lawyer by profession. From 1991 to 1995, he practiced securities and corporate law with Gibson, Dunn & Crutcher, a prominent national law firm headquartered in Los Angeles. From 1995 through 1997, he served as Senior Staff Counsel and then Director of Corporate Legal of Pinkerton’s, Inc., a worldwide provider of security, investigation and related services. At Pinkerton, Mr. Davis was responsible for directing the corporate section of the legal department. Mr. Davis holds a Juris Doctor from Harvard Law School and a Bachelor of Science degree in Business Administration from the University of California, Berkeley.

Peter J. Wilkinson. Mr. Wilkinson is a Vice President and the Chief Financial Officer of Everest Properties, which he joined in 1996. He is an accountant by profession. From 1981 through 1987, he worked for Deloitte Haskins and Sells and Coopers and Lybrand in London and Sydney in their audit divisions, gaining significant experience in a variety of industry segments. From 1987 to 1990, he was the company secretary and controller of Gresham Partners, an Australian investment bank where, in addition to being responsible for all financial, tax and administrative matters, he was involved with analyzing leveraged buyout, property finance and business acquisitions. Mr. Wilkinson joined BankAmerica in the United States and from 1991 to 1996 held a number of positions, culminating in being the Division Finance Officer for the Corporate Trust and Mortgage and Asset Backed divisions. In this capacity, he was responsible for presentation of all financial information and financial due diligence during their divestiture. Mr. Wilkinson holds a Bachelor of Science degree from Nottingham University and is an English chartered accountant.

Park is a Missouri corporation that was formed in January 1999. Park's principal office is 104 Armour Road, North Kansas City, Missouri 64116. Park invests in limited partnerships such as the Partnership, and in other forms of real estate oriented investments, and conducts activities incident thereto. Park's sole shareholder is SLCas, L.L.C., a Missouri limited liability company ("SLCas").

Anise is a Missouri limited liability company that was formed in April 2004. Anise's principal office is 1001 Walnut, Kansas City, Missouri 64106. Anise invests in limited partnerships such as the Partnership, and in other forms of real estate oriented investments, and conducts activities incident thereto. Anise's members are Jose L. Evans, Denise Evans and The Christopher J. Garlich Trust (“Garlich Trust”), whose sole trustee is Christopher J. Garlich.

Paco is a Missouri limited liability company that was formed in April 2002. Paco's principal office is 104 Armour Road, North Kansas City, Missouri 64116. Paco invests in limited partnerships such as the Partnership, and in other forms of real estate oriented investments, and conducts activities incident thereto. Paco’s managers are DeAnn Duffield and Erik Lund, and its sole member is SLCas.

Bond Purchase is a Missouri limited liability company that was formed in November 1995. Bond Purchase's principal office is 104 Armour Road, North Kansas City, Missouri 64116. Bond Purchase

invests in limited partnerships such as the Partnership, and in other forms of real estate oriented investments, and conducts activities incident thereto. David L. Johnson and Sandra Castetter jointly own a majority equity interest in Bond Purchase.

McDowell is a Missouri limited partnership that was formed in October 2000. McDowell's principal office is 15700 College Boulevard, Suite 100, Lenexa, KS 66219. McDowell invests in limited partnerships such as the Partnership, and in other forms of investments, and conducts activities incident thereto. McDowell's general partner is MGM Holdings, LLC, a Missouri limited liability company.

Below are resumes for the directors and executive officers of each of the Participants other than Everest Properties and Everest.

David L. Johnson. Mr. Johnson, whose business address is 104 Armour Road, North Kansas City, Missouri 64116, has served as a Trustee, Chairman of the Board, President and Chief Executive Officer of Maxus Realty Trust, Inc., a Missouri corporation located at 104 Armour Road, North Kansas City, Missouri 64116 ("MRTI") since May 11, 2004. MRTI's principal business is investing in apartment complexes. He also served as Trustee from November 27, 1999 until May 13, 2003 and as Chief Executive Officer from November 27, 1999 until January 25, 2002. Mr. Johnson is also Chairman of Maxus Properties, Inc. (“Maxus Properties”), a Missouri corporation located at 104 Armour Road, North Kansas City, Missouri 64116 that specializes in commercial property management for affiliated owners. Maxus also has provided administrative services to Park, Anise, Paco and Bond Purchase in connection with tender offers in the past. He has served as Chairman of Maxus Properties since its inception in 1988.

DeAnn Duffield. Ms. Duffield, whose business address is 104 Armour Road, North Kansas City, Missouri 64116, is (i) Vice President of Reporting & Administration for Maxus Properties and (ii) Secretary for MRTI. Ms. Duffield also serves as President and Secretary of Park and a manager of Anise, Paco and SLCas.

Erik Lund. Mr. Lund, whose business address is 104 Armour Road, North Kansas City, Missouri 64116, is a manager of Anise, Paco and SLCas. Since July 2004, Mr. Lund has been employed by Maxus Properties as its Acquisitions Manager.

John W. Alvey. Mr. Alvey, whose business address is 104 Armour Road, North Kansas City, Missouri 64116, serves as Vice President of Park. Mr. Alvey also serves as Vice President and Chief Financial and Accounting Officer of MRTI. Mr. Alvey also has served as Executive Vice President of Maxus Properties since 1988.

David E. Watson. Mr. Watson is the sole director of Park. Since January 2004, Mr. Watson has been Managing Member of Corporate Equity Partners. Corporate Equity Partners is located at 104 Armour Road, North Kansas City, Missouri 64116, and its primary business is private equity investments.

Kevan D. Acord. Mr. Acord, whose business address is 15700 College Boulevard, Suite 100, Lenexa, KS 66219, has served as a Trustee of MRTI since May 11, 2004 and serves as manager for MGM Holdings, LLC. He is an attorney and certified public accountant in private practice in Lenexa, Kansas. He is the sole shareholder of Kevan D. Acord, P.A., a Lenexa, Kansas, based law firm specializing in the areas of federal and state income taxation, corporation law, and merger and acquisitions law. Mr. Acord is also the Managing Partner of Acord Cox &

Trust, a full-service Lenexa, Kansas based certified public accounting firm. Prior to forming his own law and accounting firm in 1992, Mr. Acord was a Senior Tax Manager with the international accounting firm of Deloitte & Touche.

For information regarding the beneficial ownership of the Participants and their affiliates and any purchases or sales of Limited Partnership Interests effected by the Participants and their affiliates within the past two years, please refer to Appendix A hereto. The Participants and their affiliates own approximately 20,555.5 Limited Partnership Interests, representing approximately 30.2% of the outstanding Limited Partnership Interests.

David L. Johnson, W. Robert Kohorst, Kevan D. Acord and Monte McDowell, the beneficial owner of McDowell, are each members of the board of trustees of MRTI. Notwithstanding this fact, MRTI has no involvement or relationship to this Consent Solicitation Statement.

In connection with two limited partnerships (Pineridge Associates, L.P. and Quivira Place Associates, L.P.) in which David L. Johnson was the majority interest holder in the general partners and was involved in the management, the limited partners of the partnerships filed suit against Mr. Johnson individually and the general partners alleging, in part, that the defendants breached their duties and obligations to the limited partners. Judgment was entered against Mr. Johnson and the general partners that resulted in the general partners being removed as the management of the partnerships in 2003. While on appeal, in which Mr. Johnson and the general partners were vigorously contesting the judgment of the case, the parties reached a global settlement of this case and other litigation between related parties. On November 29, 2004, the Court vacated the judgment. Mr. Johnson and the defendants filed a lawsuit against their attorneys for negligence in the case. The defendants received a monetary payment from the attorneys for settlement of the lawsuit.

CERTAIN TRANSACTIONS BETWEEN THE PARTICIPANTS AND THE PARTNERSHIP

Except as set forth in this Consent Solicitation Statement (including the Appendices), neither Park, nor Everest, nor any of the other Participants in this solicitation, or any of their respective associates: (i) directly or indirectly beneficially owns any Limited Partnership Interests of the Partnership; (ii) has had any relationship with the Partnership in any capacity other than as a limited partner, or is or has been a party to any transactions, or series of similar transactions, since January 1, 2004, with respect to any Limited Partnership Interests; or (iii) knows of any transactions since January 1, 2004, currently proposed transaction, or series of similar transactions, to which the Partnership or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest. In addition, other than as set forth herein, there are no contracts, arrangements or understandings entered into by Park, Everest or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of the Partnership's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies or consents.

Except as set forth in this Consent Solicitation Statement (including the Appendices), neither Park, nor Everest, nor any of the other Participants in this solicitation, or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by the Partnership or its affiliates or (ii) any future transactions to which the Partnership or any of its affiliates will or may be a party. However, Park has reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that the Partnership might consider.

INFORMATION CONCERNING THE PARTNERSHIP

Information contained in this section is based upon documents and reports publicly filed by the Partnership, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "Form 10-K") and the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 (the "Form 10-Q"). Although Park has no information that any statements excerpted from the Form 10-K and Form 10-Q are untrue, Park did not assist in the preparation of the Form 10-K and the Form 10-Q, has not independently investigated the accuracy of the Form 10-K and Form 10-Q, and is not in a position to verify or confirm the accuracy, inaccuracy, completeness or incompleteness of any of the information contained in the Form 10-K and the Form 10-Q or the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

The Partnership and its Business

The Partnership is a limited partnership formed on March 30, 1989 under the Revised Uniform Limited Partnership Act of the Commonwealth of Massachusetts.

The Partnership is engaged solely in the business of real estate investment. The Partnership has invested as a limited partner in other limited partnerships ("Local Limited Partnerships") which own and operate residential apartment complexes ("Properties"), most of which benefit from some form of federal, state or local assistance programs and all of which qualify for the low-income housing tax credits ("Tax Credits") added to the Internal Revenue Code (the "Code") by the Tax Reform Act of 1986. The investment objectives of the Partnership include the following: (i) to provide current tax benefits in the form of Tax Credits which qualified limited partners may use to offset their federal income tax liability; (ii) to preserve and protect the Partnership's capital; (iii) to provide limited cash distributions from Property operations which are not expected to constitute taxable income during the expected duration of the Partnership's operations; and (iv) to provide cash distributions from sale or refinancing transactions.

Current General Partners

The Partnership is managed by Arch Street VIII, Inc., the Managing General Partner of the Partnership. The other General Partner of the Partnership is Arch Street IV Limited Partnership. The Partnership, which does not have any employees, reimburses MMA Financial, LLC ("MMA"), an affiliate of the General Partner, for certain expenses and overhead costs.

Partnership Assets

The Partnership owns limited partnership interests in fifteen Local Limited Partnerships which own and operate Properties, some of which benefit from some form of federal, state or local assistance programs and all of which qualify for the Tax Credits added to the Code by the Tax Reform Act of 1986. The Partnership's ownership interest in each Local Limited Partnership is 99% with the exception of Leawood Manor, which is 89%.

Each of the Local Limited Partnerships has received an allocation of Tax Credits by its relevant state tax credit agency. In general, the Tax Credit runs for ten years from the date the Property is placed in service. The required holding period (the "Compliance Period") of the Properties is fifteen years. During these fifteen years, the Properties must satisfy rent restrictions, tenant income limitations and other requirements, as promulgated by the Internal Revenue Service, in order to maintain eligibility for the Tax Credit at all times during the Compliance Period. Once a Local Limited Partnership has become eligible for the Tax Credits, it may lose such eligibility and suffer an event of recapture if its Property fails to remain in compliance with the requirements. To date, with the exception of Bentley Court, none of the Local Limited Partnerships have suffered an event of recapture of Tax Credits.

In addition, some of the Local Limited Partnerships have obtained one or a combination of different types of loans such as: i) below market rate interest loans; ii) loans provided by a redevelopment agency of the town or city in which the Property is located at favorable terms; or iii) repayment terms that are based on a percentage of cash flow.

Outstanding Limited Partnership Interests

According to the Partnership’s Form 10-K, there were 68,043 Limited Partnership Interests issued and outstanding at March 31, 2005, held by 3,308 holders of record. A Limited Partner is entitled to one vote for each Limited Partnership Interest owned by such Limited Partner. Park and the other Participants collectively own approximately 20,555.5 Limited Partnership Interests, representing approximately 30.2% of the outstanding Limited Partnership Interests. According to the Form 10-K, other than Arch Street IV L.P., which owns five unregistered Units not included in the 68,043 Units sold to the public, none of the Partnership's affiliates own directly or beneficially any Limited Partnership Interests. No person other than the Participants is known to own beneficially in excess of 5% of the outstanding Limited Partnership Interests.

LITIGATION

Park filed a lawsuit against the Partnership, which is pending in the Circuit Court of Clay County, Missouri, Case No. CV104-005765CC. Park originally requested that the Partnership and its general partners make available to Park for inspection and copying certain books and records of the Partnership. Specifically, Park requested information pertaining to the Local Limited Partnerships. Park has recently amended this lawsuit to include additional claims relating to the Partnership disposing of its investments and/or dissolving without obtaining the approval of the limited partners. These claims include the General Partners' breach of the Partnership Agreement, breach of their fiduciary duties, and the appointment of a receiver. Defendants have responded by filing a motion to dismiss. This lawsuit is still pending.

Bond Purchase filed a lawsuit against the Partnership, which is pending in the District Court of Johnson County, Kansas, Case No. 05-CV-8489. Bond Purchase brought claims relating to the Partnership disposing of its investments and/or dissolving without obtaining the approval of the limited partners. Bond Purchase filed a motion to dismiss the case without prejudice because the Partnership indicated that statements in the Form 10-K were mistakes. Defendants have agreed to the dismissal without prejudice. The Court has not yet entered an order on this motion but it is expected to grant the motion.

The Partnership filed a lawsuit against EHI2, which is pending in the Superior Court Department of the Trial Court for Suffolk County, Massachusetts, Civil Action No. 04-03749 BLS. The case arose from EHI2’s demands to inspect the Partnership's books and records, and the Partnership’s refusal to comply with such demands. The Partnership has also asserted claims alleging breach of a confidentiality agreement regarding certain books and records that the Partnership, which EHI2 denies. This case is still pending.

The Partnership filed a lawsuit against Park and Bond Purchase, which is pending in the Superior Court Department of the Trial Court for Suffolk County, Massachusetts, Civil Action No. 05-04191 BLS. The Partnership is seeking in this case a declaratory judgment that it has properly disposed Partnership assets. Further the Partnership has asserted claims alleging that Park and Bond Purchase interfered with the sale of a Local Limited Partnership. Park and Bond Purchase dispute these allegations. Park and Bond Purchase have moved to dismiss this case because the Court does not have jurisdiction to hear the dispute, and the Partnership failed to join all of the limited partners. The motion to dismiss is presently pending before the Court.

SOLICITATION OF CONSENTS

of

LIMITED PARTNERS

of

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV

a Massachusetts Limited Partnership

Questions and requests for assistance about procedures for consenting or other matters relating to this solicitation may be directed to The Altman Group at the address and telephone number listed below. Additional copies of this Consent Solicitation Statement and form of Consent may be obtained from The Altman Group as set forth below.

Deliveries of Consents, properly completed and duly executed, should be made to The Altman Group at :

The Altman Group, Inc.

1200 Wall Street West

Lyndhurst, NJ 07071

Attn: Partnership Tabulation

Toll-Free: (800) 761-6532

No person is authorized to give any information or to make any representation not contained in this Consent Solicitation Statement regarding the solicitation of Consents made hereby, and, if given or made, any such information or representation should not be relied upon as having been authorized by Park or any other person. The delivery of this Consent Solicitation Statement shall not, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of Park or the Partnership since the date hereof.

APPENDIX A

Transactions in the Limited Partnership Interests of the Partnership

within the Past Two Years

The following table sets forth information with respect to all purchases and sales of Limited Partnership Interests of the Partnership by Participants and their affiliates in this Consent Solicitation within the past two (2) years. Units are currently directly held beneficially by Everest Housing Investors 2, LP (4,279 Units), McDowell Investments, L.P. (730 Units), Bond Purchase, L.L.C. (10,818.5 Units), Park G.P., Inc. (55 Units), Paco Development, L.L.C. (1,514 Units), Anise, L.L.C. (3,134 Units) and Mr. Evans (25 Units).

Limited Partnership Interests Purchased	Date of Purchase

Everest Housing Investors 2, LP

1,104	10/1/2005

Park G.P., Inc.

45	5/13/04

Anise, L.L.C.

1,254	1/26/05
10	4/24/05
145	4/27/05
48	8/3/05
30	11/21/05
859	2/3/06

Paco Development, L.L.C.

692	4/26/04
61	7/20/04
515	10/18/04
141	1/24/05

Bond Purchase, L.L.C.

10,000 (1)	8/15/05

McDowell Investments, L.P.

730 (2)	2/7/06

(1) Bond Purchase, L.L.C. purchased these units with borrowed funds under a secured line of credit with Missouri Bank and Trust. The amount of indebtedness in connection with this purchase as of the date of this Consent Solicitation is $530,000.

(2) McDowell purchased 291 Units effected February 7, 2006. The additional 439 Units are pending transfer.

None of the other Participants or their affiliates in this Consent Solicitation have made any purchases or sales of Limited Partnership Interests of the Partnership within the past two (2) years.

APPENDIX B

(Preliminary Copy of Consent)

Boston Financial Qualified Housing Tax Credits L.P. IV

a Massachusetts Limited Partnership (the "Partnership")

THIS CONSENT IS SOLICITED ON BEHALF OF PARK G.P., INC., EVEREST HOUSING MANAGEMENT, LLC, PACO DEVELOPMENT, L.L.C., ANISE, L.L.C., BOND PURCHASE, L.L.C., MCDOWELL INVESTMENTS, L.P. AND EVEREST HOUSING INVESTORS 2, LP

LIMITED PARTNERS WHO RETURN A SIGNED CONSENT BUT FAIL TO INDICATE THEIR APPROVAL OR DISAPPROVAL AS TO ANY MATTER WILL BE DEEMED TO HAVE VOTED TO APPROVE SUCH MATTER. THIS CONSENT IS VALID FROM THE DATE OF ITS EXECUTION UNLESS DULY REVOKED.

THIS CONSENT WILL REVOKE ANY PREVIOUSLY EXECUTED CONSENT OR REVOCATION OF CONSENT.

The undersigned has received the Consent Solicitation Statement dated March [__], 2006 ("Consent Solicitation Statement") by Park G.P., Inc., a Missouri corporation ("Park"), seeking the approval by written consent of the removal of the current general partners of the Partnership and the election of Everest Housing Management, L.L.C. ("Everest") as the successor general partner of the Partnership.

Each of the undersigned, by signing and returning this Consent, hereby constitutes and appoints Park, acting through its officers and employees as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement in connection with this Consent and the Consent Solicitation Statement or to implement the approved proposal; and hereby votes all limited partnership interests of the Partnership held of record by the undersigned as follows for the proposal set forth above, subject to the Consent Solicitation Statement.

Proposal	FOR	AGAINST	ABSTAIN
Removal of General Partners and Election of Everest as the successor general partner	[ ]	[ ]	[ ]

(Please sign exactly as your name appears on the Partnership's records. Joint owners should each sign. Attorneys-in-fact, executors, administrators, trustees, guardians, corporation officers or others acting in representative capacity should indicate the capacity in which they sign and should give FULL title, and submit appropriate evidence of authority to execute the Consent)

Dated: _______________________, 2006 (Important-please fill in)

__________________________________ Signature / Title

__________________________________ Signature / Title

__________________________________ Telephone Number